SEC Mail Processing Section

MAY 28 2009

Washington, DC 121

UNITI SECURITIESANDEX 09041081
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARETE RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Post Office Square, 7th Floor
(No. and Street)

Boston, (City) MA (State) 02103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Graziano (617)314-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Blvd., 5th Floor, Ft. Lauderdale, Florida 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Graziano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arete Research, LLC, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHERWIN LEUNG
Notary Public
Commonwealth of Massachusetts
My Commission Expires Dec. 17, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

FINANCIAL STATEMENTS
MARCH 31, 2009 AND 2008

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

TABLE OF CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

We have audited the accompanying statements of financial condition of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of March 31, 2009 and 2008 and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) at March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4 to the financial statements, the Company contracts exclusively with its Parent to provide research services and back office support. Due to the extensive nature of the transactions with the Parent, the Company's financial condition, results of operations and its cash flows as presented in the financial statements may vary significantly from those that would have existed had the Company existed without such affiliation.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
May 26, 2009

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | **T** 954 760 9000 **F** 954 760 4465

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF FINANCIAL CONDITION
MARCH 31,

ASSETS	2009	2008
Cash	$ 2,315,226	$ 3,010,803
Accounts receivable	12,567	215,000
Accrued research fees	-	188,539
Deferred income taxes	-	29,100
Prepaid expenses	21,928	5,950
Deposit	14,450	14,450
Furniture and equipment, net	9,303	9,488
TOTAL ASSETS	$ 2,373,474	$ 3,473,330
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 1,192,698	$ 1,471,123
Member's distribution payable	200,000	-
Due to parent	40,763	817,917
Income taxes payable	76,000	1,000
Deferred income taxes	2,300	-
TOTAL LIABILITIES	1,511,761	2,290,040
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	861,713	1,183,290
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,373,474	$ 3,473,330

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31,

	2009	2008
REVENUES:		
Research fees	$ 5,661,352	$ 6,203,558
Commission income	504,817	414,289
Other income	209	37,000
Interest income	9,052	-
TOTAL REVENUES	6,175,430	6,654,847
RESEARCH EXPENSES – RELATED PARTY	3,542,438	4,174,541
GROSS INCOME	2,632,992	2,480,306
GENERAL AND ADMINISTRATIVE EXPENSES:		
Payroll expenses and benefits	1,907,665	1,827,541
Professional fees	147,935	137,748
Travel and entertainment	75,070	60,065
Rent	88,672	44,717
Regulatory	4,521	42,034
Back office services- related party	15,554	30,804
Communication	19,440	10,818
Other	102,689	78,549
TOTAL EXPENSES	2,361,546	2,232,276
NET INCOME BEFORE PROVISION FOR INCOME TAX	271,446	248,030
INCOME TAX PROVISION	108,634	84,100
NET INCOME	$ 162,812	$ 163,930

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

MEMBER'S EQUITY – APRIL 1, 2007	$ 1,019,360
NET INCOME	163,930
MEMBER'S EQUITY – MARCH 31, 2008	$ 1,183,290
NET INCOME	162,812
DISTRIBUTIONS TO MEMBER	(484,389)
MEMBER'S EQUITY – MARCH 31, 2009	**$ 861,713**

The accompanying notes are an integral part of these financial statements.

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 162,812	$ 163,930
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Deferred income taxes	31,400	83,100
Depreciation	2,919	2,371
Changes in operating assets and liabilities:		
Accounts receivable	202,433	(146,805)
Accrued research fees	188,539	57,249
Prepaid expenses	(15,978)	6,330
Deposit	-	(9,450)
Accounts payable and accrued expenses	(278,425)	707,926
Due to parent	(777,154)	(249,433)
Income taxes payable	75,000	(88,000)
TOTAL ADJUSTMENTS	(571,266)	363,288
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(408,454)	527,218
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(2,734)	(11,859)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(284,389)	-
NET (DECREASE) INCREASE IN CASH	(695,577)	515,359
CASH - BEGINNING OF YEAR	3,010,803	2,495,444
CASH - END OF YEAR	$ 2,315,226	$ 3,010,803

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 3,753	$ 89,000

SUPPLEMENTAL DISCLOSURE OF NON CASH FINANCING ACTIVITY:

For the year ended March 31, 2009, the Company has member's distribution payable of $200,000.

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arete Research, LLC (the "Company") is a Delaware limited liability company based in Boston, Massachusetts. The Company was formed on June 20, 2003. The Company was organized to operate as a registered broker-dealer in securities in the United States and provides research services on technology, telecom and solar companies to fund managers in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Arete Research Services, LLP (a limited liability partnership) (the "Parent") based in London, England. In March 2007, the Company changed its accounting year end to a fiscal March 31st to coincide with the accounting and tax reporting fiscal year of the Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Recognition of Research Fee Revenue and Expenses

Research fee revenue is recorded as earned based on agreed-upon terms with the Company's customers. Research expenses are recorded when the related research services are performed by the Parent (NOTE 4).

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes

For United States tax reporting purposes, the Company was considered a disregarded tax entity through August 18, 2004, and, as a single member LLC, it had no United States domestic tax filing requirements. Effective August 18, 2004, the Company elected to file as a corporation with domestic tax filing requirements. The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires companies to use the asset and liability method of accounting for income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities (NOTE 5).

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosure in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Research fee income from the Company's largest customer accounted for approximately 8% and 11% of research fees for the years ended March 31, 2009 and 2008, respectively.

Furniture and Equipment, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years. Repairs and maintenance are expensed as incurred and major improvements are capitalized. For the years ended March 31, 2009 and 2008 depreciation expense amounted to $2,919 and $2,371, respectively.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB No. 109" (FIN 48). FIN 48 clarified the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 was originally effective for fiscal years beginning after December 15, 2006 but was deferred for nonpublic companies to fiscal years beginning after December 15, 2007. In December 2008, the FASB issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." This FSP allows certain nonpublic entities to elect to further defer the effective date of FIN 48 to fiscal years beginning after December 15, 2008. The Company has elected to defer the implementation of FIN 48 as permitted by the FSP. The Company is in the process of determining whether the implementation of FIN 48 will have a material effect on the Company's financial statements.

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", which defines fair value, and disclosures about fair value measurements required under other accounting pronouncements. SFAS No. 157 does not change existing guidance as to whether or not an instrument is carried at fair value and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1 (FSP FAS 157-1), which excludes SFAS No. 13, "Accounting for Leases", and certain other accounting pronouncements that address fair value measurements under SFAS No. 13, from the scope of SFAS No. 157.

In February 2008, the FASB issued FASB Staff Position No. 157-2 (FSP 157-2), which provides a one-year delayed application of SFAS No. 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this statement is not expected to have an impact on the Company's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

Fair Value Measurement (Continued)

In October 2008, the FASB issued FASB Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset in a Market That Is Not Active" (FSP 157-3), which clarifies the application of SFAS No. 157 when the market for a financial asset is inactive. Specifically, FSP 157-3 clarifies how (1) management's internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in FSP 157-3 is effective immediately and will apply to the Company upon adoption of SFAS No. 157.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. SFAS No.159 did not have an impact on the Company's financial statements since the Company elected not to adopt the statement.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States of America (GAAP) for nongovernmental entities. Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards (SAS) No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS No. 162 is effective November 15, 2008. The adoption of SFAS No. 162 did not have an impact on the Company's financial statements.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2009 and 2008, the Company's "Net Capital" was $803,465 and $720,673, respectively, and the "Required Net Capital" was $100,783 and $152,668, respectively. At March 31, 2009 and 2008, the Company's ratio of aggregate indebtedness to net capital was 1.9 to 1 and 3.2 to 1, respectively.

4. RELATED PARTY TRANSACTIONS

As of October 17, 2006, the Company entered into an agreement with the Parent with an effective date of January 1, 2006. Per this agreement, the Parent will provide research facility, research report and back office services to the Company. The Parent will charge the Company for an amount so that the Company's annual pretax profit margin before net interest income and after the research expenses equals ten percent of the Company's gross income. For the years ended March 31, 2009 and 2008, research and back office expenses, as computed under this agreement, were $3,557,992 and $4,205,345, respectively, and are included in the accompanying statement of income under the captions research expenses and back office services. The balance due to the Parent as of March 31, 2009 and 2008 was $40,763 and $817,917, respectively

5. INCOME TAX

The Company recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for the expected future tax consequences of events and transactions that have been recognized in the financial statements and tax returns.

The provision for income tax is as follows for the fiscal years ending March 31:

	2009	2008
Current:		
Federal	$ 67,234	$ -
State	10,000	1,000
	77,234	1,000
Deferred:		
Federal	23,800	66,500
State	7,600	16,600
	31,400	83,100
Income tax provision	$ 108,634	$ 84,100

The deferred income tax liability at March 31, 2009 is mainly related to a temporary difference for depreciation on property and equipment for tax reporting purposes. The deferred income tax assets at March 31, 2008 was mainly related to temporary differences for deferred compensation and depreciation on property and equipment for tax reporting purposes. The Company's effective tax rate for the periods ended March 31, 2009 and 2008 was 40% and 34%, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space in Boston, Massachusetts under an agreement which provides for base rent plus proportionate share of operating expenses applicable to the building. This lease expires in October 2012. The approximate future lease rent payments under this non-cancelable operating lease is as follows:

For the Year ending March 31,	
2010	$ 60,000
2011	62,000
2012	63,000
2013	26,000
	$ 211,000

On November 1, 2008, the Company entered into a service agreement to rent four office workstations in Manhattan, New York. This agreement expires on October 31, 2009. Rent expense for the years ended March 31, 2009 and 2008 amounted to $88,672 and $44,717, respectively.

ACCOMPANYING INFORMATION

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2009 AND 2008

CREDITS	
Member's equity	$ 861,713
DEBITS	
Accounts receivable	12,567
Prepaid expenses	21,928
Deposit	14,450
Property and equipment, net	9,303
TOTAL DEBITS	58,248
NET CAPITAL	803,465
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $1,511,761 OR $5,000, WHICHEVER IS GREATER	100,783
EXCESS NET CAPITAL	**$ 702,682**
Excess Net Capital @ 1,000%	**$ 652,289**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.9 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 1,192,698
Member's distribution payable	200,000
Due to parent	40,763
Income taxes payable	76,000
Deferred income taxes	2,300
	$ 1,511,761

ARETE RESEARCH, LLC
(A WHOLLY-OWNED SUBSIDIARY OF ARETE RESEARCH SERVICES, LLP)

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF MARCH 31, 2009

NET CAPITAL PER COMPUTATION, ON PAGE 11	$	803,465
Audit adjustments		152,288
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART II FILING	$	955,753

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During the year, the Company did not provide services to warrant the maintenance of such account.

SUPPLEMENTARY REPORT

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
Arete Research, LLC
(A Wholly-Owned Subsidiary of Arete Research Services, LLP)

In planning and performing our audit of the financial statements and supplemental schedules of Arete Research, LLC (a wholly-owned subsidiary of Arete Research Services, LLP) (the "Company") as of and for the year ended March 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | **T** 954 760 9000 **F** 954 760 4465

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
May 26, 2009